UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MONSANTO COMPANY
(Name of Subject Company)

MONSANTO COMPANY
(Name of Person(s) Filing Statement)

Common Stock $0.01 par value
(Title of Class of Securities)

61166W101
(CUSIP Number of Class of Securities)

David F. Snively
Executive Vice President, Secretary and General Counsel
Monsanto Company
800 North Lindbergh Blvd.,
 St. Louis, Missouri  63167
(314) 694-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Eric S. Robinson
David K. Lam
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Monsanto Views Bayer's Revised Proposal as Financially Inadequate and Insufficient to Ensure Deal Certainty

Tuesday, July 19, 2016

ST. LOUIS — (BUSINESS WIRE) — Monsanto Company (NYSE: MON) today announced that its Board of Directors unanimously views Bayer AG's revised proposal as financially inadequate and insufficient to ensure deal certainty. Monsanto remains open to continued and constructive conversations with Bayer and other parties to assess whether a transaction that the Board believes is in the best interest of Monsanto shareowners can be realized. There is no assurance that any transaction will be entered into or consummated, or on what terms.

Morgan Stanley & Co. and Ducera Partners are acting as financial advisors, and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Monsanto.

About Monsanto Company

Monsanto is committed to bringing a broad range of solutions to help nourish our growing world. We produce seeds for fruits, vegetables and key crops – such as corn, soybeans, and cotton – that help farmers have better harvests while using water and other important resources more efficiently. We work to find sustainable solutions for soil health, help farmers use data to improve farming practices and conserve natural resources, and provide crop protection products to minimize damage from pests and disease. Through programs and partnerships, we collaborate with farmers, researchers, nonprofit organizations, universities and others to help tackle some of the world's biggest challenges. To learn more about Monsanto, our commitments and our more than 20,000 dedicated employees, please visit: discover.monsanto.com and monsanto.com. Follow our business on Twitter® at twitter.com/MonsantoCo, on the company blog, Beyond the Rows® at monsantoblog.com or subscribe to our News Release RSS Feed.

Cautionary Statements Regarding Forward-Looking Information:

Certain statements contained in this release are "forward-looking statements," such as statements concerning the company's anticipated financial results, current and future product performance, regulatory approvals, business and financial plans and other non-historical facts. These statements are based on current expectations and currently available information. However, since these statements are based on factors that involve risks and uncertainties, the company's actual performance and results may differ materially from those described or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, among others: continued competition in seeds, traits and agricultural chemicals; the company's exposure to various contingencies, including those related to intellectual property protection, regulatory compliance and the speed with which approvals are received, and public understanding and acceptance of our biotechnology and other agricultural products; the success of the company's research and development activities; the outcomes of major lawsuits; developments related to foreign currencies and economies; the impact of exploring, responding to, entering into or consummating potential acquisitions or other transactions and proposals; fluctuations in commodity prices; compliance with regulations affecting our manufacturing; the accuracy of the company's estimates related to distribution inventory levels; the recent increases in and expected higher levels of indebtedness; the company's ability to fund its short-term financing needs and to obtain payment for the products that it sells; the effect of weather conditions, natural disasters, accidents, and security breaches, including cybersecurity incidents, on the agriculture business or the company's facilities; and other risks and factors detailed in the company's most recent periodic report to the SEC. Undue reliance should not be placed on these forward-looking statements, which are current only as of the date of this release. The company disclaims any current intention or obligation to update any forward-looking statements or any of the factors that may affect actual results.

Important Information:

If Bayer or one of its affiliates commences a tender offer for shares of Monsanto common stock, Monsanto will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. MONSANTO SHAREOWNERS ARE ADVISED TO READ MONSANTO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareowners may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Monsanto in connection with any tender offer by Bayer or one of its affiliates, free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Monsanto by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Contacts:

Monsanto Company

Media:

Sara Miller, 314-694-5824

or

Investors:

Laura Meyer, 314-694-8148